Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AlphaRose Therapeutics Inc.
1401 Lavaca Street, #851
Austin, TX 78701
https://www.alpharose.com/

Up to $4,999,999.05 in Common Stock at $1.35
Minimum Target Amount: $19,998.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AlphaRose Therapeutics Inc.
Address: 1401 Lavaca Street, #851, Austin, TX 78701
State of Incorporation: DE
Date Incorporated: October 31, 2023

Terms:

Equity

Offering Minimum: $19,998.90 | 14,814 shares of Common Stock
Offering Maximum: $4,999,999.05 | 3,703,703 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.35
Minimum Investment Amount (per investor): $599.40

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: A select group of the compassionate community already supporting AlphaRose Therapeutics Inc., will qualify for additional 30% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $599+ | Invitation to a virtual roundtable on AlphaRose innovations + 5% bonus shares

Tier 2 Perk: Invest $1,000+ | Invitation to webinar on the future of personalized medicine + 10% off on related conferences + 7% bonus shares

Tier 3 Perk: Invest $5,000+ | Behind-the-scenes lab tour (virtual/IRL, with travel not included) + 10% bonus shares

Tier 4 Perk: Invest $10,000+ | Virtual meet and greet with CEO and researchers + AlphaRose hat and T shirt + 12% bonus shares

Tier 5 Perk: Invest $20,000+ | Access to exclusive events + Virtual meet and greet with CEO and researchers + 15% bonus shares

Tier 6 Perk: Invest $50,000+ | Private one-on-one meeting with CEO, exclusive events + 18% bonus shares

Tier 7 Perk: Invest $100,000+ | Private one-on-one meeting with CEO and executive team, exclusive events, invitation to Alpha Rose Private party + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All percentage perks occur when the offering is completed, and the Company will use reasonable efforts to complete all other perks in a timely manner.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AlphaRose Therapeutics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $135. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

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Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AlphaRose Therapeutics is a public benefit corporation focused on creating scalable precision medicine treatments for the 400 million patients worldwide with rare genetic diseases, beginning with children. These diseases often lack effective treatments and present significant challenges in the drug development process, particularly for children. AlphaRose aims to bridge this gap by developing targeted therapies for specific genetic mutations within these smaller patient populations.

The Problem: Rare genetic diseases affect 1 in 10 people, approximately half of whom are children. While individually rare, collectively this is a larger population than cancer and AIDS combined. In the US alone, these diseases create an annual economic burden estimated to be nearly one trillion dollars. Despite the identification of 10,000 rare genetic diseases through genetic sequencing, 95% still lack treatments. Traditional drug development models often do not support developing therapies for these diseases due to the small patient populations involved and the high costs of typical drug development.

AlphaRose's Proposed Solution: AlphaRose reimagines a new model for drug development to address these underserved populations. By utilizing programmable genetic medicines, economies of scale, a systematic approach, and advanced technologies, the company aims to create a precision medicine model that can rapidly make and deploy to patients treatments for many genetic diseases.

How AlphaRose Proposes to Solve the Problem:

● Focus on Precision Medicine: AlphaRose employs precision medicine, tailoring treatments to specific genetic mutations. Research shows this targeted approach often increases the success rate and reduces development costs compared to traditional methods.

● ASO Technology: The company uses antisense oligonucleotide (ASO) technology, a programmable medicine that can modify gene expression at the RNA level. This technology is cost-effective and has the potential to treat a significant number of genetic disorders.

● AI and ML Integration: AlphaRose is leveraging AI and machine learning algorithms to streamline ASO development and internal processes, further reducing costs and accelerating the development process.

- Streamlined Regulatory Process: ASOs have a well-understood safety profile, which has led to a more flexible regulatory process for other ASOs in the clinic. AlphaRose plans to use these characteristics, as well as wearables, and real world evidence to move towards a process approval.

- Create a commercial model appropriate for rare diseases to bring our products directly to patients, that will support continued and sustained investment in research and development of additional therapies.

Examples of ASO Success:

- Mila's Story: A young girl named Mila received a novel ASO treatment (Milasen) for her rare genetic disease in less than a year, at a cost of under $2 million, demonstrating the potential of this approach.

- N-lorem's Progress: N-lorem, a company specializing in ASOs for rare genetic diseases, recently presented an update stating that they have 15 ongoing clinical trials and has developed and launched new ASOs in just four years.

- Spinraza: An ASO for a rare genetic disease called SMA, generated $1.74b in revenue in 2023.

Corporate History: The Company was originally incorporated as Chrysalis Genetics, Inc. on October 31, 2023, first funded in March of 2024, and later changed its name to AlphaRose Therapeutics Inc. on December 16, 2024.

Intellectual Property

AlphaRose Therapeutics holds an exclusive worldwide license from To Cure A Rose Foundation (TCAR), a nonprofit organization of which Casey McPherson, AlphaRose's CEO, serves as Chairman of the Board. This license grants AlphaRose the rights to develop and commercialize its lead product, Rosiphersen, as well as multiple compound designs and chemistries for antisense oligonucleotides that affect expression of the HNRNPH2 gene.

A patent was originally filed as a provisional application in 2023, followed by a patent-pending PCT application in 2024. The patent application remains in its early stages and has not yet been fully examined. While the company intends to nationalize this application in 2025, there is a risk that the patent may be denied, narrowed, or otherwise fail to provide meaningful protection for Rosiphersen or related compounds. Additional supporting data may be required during examination to establish non-obviousness and inventive step.

The license agreement is structured as a standard biotechnology technology transfer, similar to those commonly used by research institutions and nonprofit organizations when collaborating with biotech companies. The agreement ensures that TCAR cannot unilaterally transfer, amend, or revoke the license, providing AlphaRose with stability in its commercialization efforts. However, as is common in such agreements, the license contains a 'clawback' provision that allows TCAR to revoke the license only if AlphaRose discontinues development of Rosiphersen or fails to meet agreed milestones.

Additionally, the license requires AlphaRose to make milestone payments to TCAR as part of its obligations under the agreement. Failure to meet these obligations may pose a risk to AlphaRose's ability to retain its exclusive rights.

This licensing structure aligns with industry norms, where approximately 50% of biotech drugs are developed under licensing agreements from academic or nonprofit research institutions.

While AlphaRose does not own the IP outright, its exclusive license provides full development and commercialization rights, ensuring control over the drug's path to market. Investors should consider that AlphaRose's long-term commercialization strategy remains dependent on maintaining compliance with its licensing terms. Please refer to our Risk Factor section for additional details.

Recent Acquisition

On April 15, 2025, AlphaRose Therapeutics Inc. acquired 100% of the equity of Alpha Anomeric SA, a French biotechnology company focused on the development of novel nucleic acid therapeutics. The acquisition was completed through a stock purchase agreement, with consideration paid in AlphaRose common stock. Alpha Anomeric's intellectual property portfolio includes exclusive rights to several patent families licensed from the University of Bern and proprietary oligonucleotide technologies. This acquisition expands our R&D capabilities and positions us to advance our pipeline through the integration of Alpha Anomeric's European-based scientific assets. Please refer to our dilution section for additional details about how this might affect existing shareholders.

Competitors and Industry

Market, Industry, and Competitors

The initial target customer base for AlphaRose includes children diagnosed with ultra-rare genetic conditions, particularly those related to neurodevelopmental disorders. These conditions are often misdiagnosed or overlooked due to the challenges of identifying genetic mutations in small patient populations. Once a treatment is available to these types of patient populations, it is not uncommon to see a 4x-10x increase in diagnosed patients due to newborn screening panels, and ICD10 code designations. The company is positioned within the broader $16 billion genetic disease treatment market that is projected to reach $50 billion by 2033, with a focus on the growing demand for precision medicine. AlphaRose recognizes the opportunity to fill gaps in treatment for underserved patient groups while contributing to the advancement of rare disease therapeutics. By addressing this niche market, the company aligns its mission with the increasing emphasis on patient-specific approaches in modern medicine.

The genetic disease treatment industry is evolving rapidly, driven by advances in precision medicine and molecular technologies. However, ultra-rare diseases remain a challenging area, as smaller patient populations often deter commercial development, but equate for over 90% of neurological disease in children. AlphaRose addresses this gap by targeting these specific neurogenetic disorders that currently lack effective treatment options. Competing in the antisense oligonucleotide (ASO) therapy space are companies like IONIS, Biogen, Alnylam, EveryOne Medicines and Mahzi Therapeutics. AlphaRose aims to differentiate itself through its focus at this stage on ultra-rare pediatric CNS conditions. The company is committed to combining innovative science with a practical approach to commercialization, ensuring its therapies are both effective and accessible to patients.

Current Stage and Roadmap

AlphaRose's lead product, Rosiphersen, is a genetic treatment for children with HNRNPH2-related neurodevelopmental disorder (HNRNPH2-NDD), a rare genetic condition which can cause developmental delays, intellectual disability, seizures, other serious symptoms, and death.

Rosiphersen has been shown to be efficacious in human neurons and animal models, and is currently undergoing further testing to prepare for Investigational New Drug (IND) enabling studies, with the goal of entering clinical trials by 2025/2026. The company has secured over $1 million in funding and is collaborating with To Cure A Rose Foundation, Jackson Labs, and Facet Biosciences to advance this research. AlphaRose is also working with regulatory experts, contract manufacturing organizations, and clinical operations consultants to plan and prepare for a clinical trial. AlphaRose will apply to obtain Orphan Drug designation and Fast Track approval. The company is in discussions with various genetic sequencing companies to identify and connect with potential patients that could benefit from Rosiphersen in the United States. AlphaRose aims to have Rosiphersen commercially available by 2030 and to establish itself as a leader in precision medicine for rare genetic disorders by advancing multiple treatments in its pipeline.

AlphaRose plans to operate with a patient-centric model, focusing on precision and scalability to address ultra-rare neurogenetic diseases. The company is collaborating with researchers, clinicians, and families to ensure its therapies are both impactful and accessible. While initially focused on HNRNPH2 disorders, AlphaRose has identified over 300 other potential pediatric disease targets using its AI/ML algorithms and has begun development on some of these. The company is actively seeking research grants and pursuing strategic partnerships to build a robust pipeline of genetic medicines.

AlphaRose believes that these therapies, including Rosiphersen, can be developed and brought to market for substantially less overall cost than is typical for small molecules and gene therapies. The company aims to make these treatments more accessible and affordable for patients globally through economies of scale, cost-cutting measures, technology, partnerships, and discounts. AlphaRose is incorporating new technologies to differentiate itself and improve its treatment pipeline. It is negotiating to acquire a novel ASO chemistry platform and exploring the use of wearables in clinical trials to collect real-world patient data. The company is also evaluating the use of AI/ML to potentially streamline ASO development and reduce costs through automating human processes and decision making, as well as using brain organoids to potentially replace animal testing. AlphaRose hopes to eventually gain regulatory approval for its proprietary processes to shorten the time from diagnosis to treatment. The company believes its technology may have broad applications and plans to explore additional technologies for addressing neurogenetic diseases as they become more affordable and safe.

Sources:

16b market expected to reach 50b by 2033,https://www.biospace.com/genetic-disorders-market-size-set-to-eclipse-us-50-61-billion-by-2033, Precision medicines have a higher success rate, https://newdigs.tuftsmedicalcenter.org/wp-content/uploads/2023/10/NEWDIGS-Success-Rate-Comparison-2023F210v056.pdf, Rare disease is a one trillion dollar economic burden every year on the US alone, https://everylifefoundation.org/burden-landing/, Rare disease metrics, https://globalgenes.org/rare-disease-facts/, Cost of Drug development, https://www.genengnews.com/gen-edge/the-unbearable-cost-of-drug-development-deloitte-report-shows-15-jump-in-rd-to-2-3-billion/, ASO promise, https://www.nature.com/articles/s43856-023-00419-1#:~:text=These%20approaches%20have%20successfully%20been,rare%20disease%20community10%2C11.1 in 10 people affected, https://rarediseases.org/wp-content/uploads/2019/01/RDD-FAQ-2019.pdf, AI and precision medicine, https://pmc.ncbi.nlm.nih.gov/articles/PMC7877825/#:~:text=Precision%20medicine%2C%20integrated%20into%20healthcare,that%20maximize%20safety%20and%20efficiency.

Precision medicine, https://sanogenetics.com/resources/blog/what-are-the-economic-implications-of-precision-medicine#:~:text=Astonishingly%2C%20the%20precision%20approach%20was,with%20R%26D%20were%20significantly%20reduced., n=1 trials, https://www.nature.com/articles/s41467-024-54077-5#:~:text=N%2Dof%2D1%20trials%20of%20individualized%2C%20genetically%20targeted%20therapies,one%20or%20a%2

0few%20individuals. Treating mila in less than a year, https://answers.childrenshospital.org/milasen-batten-disease/, ASO's are less expensive than gene therapies, https://www.rgare.com/knowledge-center/article/antisense-oligonnucleotides-improving-future-outcomes-for-chronic-disease-and-disorders#:~:text=One%20of%20the%20key%20challenges%20in%20the,and%20costs%20are%20US$375%2C000%20every%20year%20thereafter.

Asos have a widely understood safety profile, https://www.sciencedirect.com/science/article/pii/S0021925821001897, https://www.fda.gov/news-events/press-announcements/fda-takes-steps-provide-clarity-developing-new-drug-products-age-individualized-medicine, HNRNPH2, www.tocurearose.org

Spinraza - https://www.statista.com/statistics/274271/biogen-idec-top-products-based-on-revenue/#:~:text=This%20statistic%20reveals%20Biogen's%20top,around%201.74%20billion%20U.S.%20dollars.

Some of the claims made in this document are based on information provided by third-party sources. While we believe these sources to be reliable, we cannot verify the accuracy of all information provided. The reader is encouraged to independently research and verify any claims made herein.

Public Benefit Corporation

The Company has been incorporated as a public benefit corporation (a PBC). Unlike traditional corporations incorporated in Delaware where the duty of the directors is to maximize profits and value for the stockholders, a PBC is a for-profit corporation that is also intended to produce a public benefit and to operate in a responsible and sustainable manner. To that end, a PBC should be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct, and the public benefit. The public benefit purpose is that of producing a material positive impact on patients and healthcare, taken as a whole, assessed against a third-party standard.

Any action to enforce the balancing requirement of a Delaware PBC may not be brought unless the plaintiffs in such action own individually or collectively, as of the date of instituting such action, at least 2% of the corporation's outstanding shares. To convert from a PBC to a conventional corporation will take a vote of a majority of our voting stock. PBC's are taxed in the same manner as conventional general corporations. Except as modified by the rules specifically applicable to public benefit corporations under Delaware General Corporation Law ("DGCL") Section 365, all other rules applicable to general corporations under the DGCL apply to the Company.

Regulatory Pathway for Investigational Genetic Treatments

The development and approval of genetic therapies, such as Rosiphersen, are subject to extensive regulatory oversight by the U.S. Food and Drug Administration (FDA). This process is designed to ensure the safety and efficacy of new treatments before they become commercially available.

Preclinical Development and IND Submission

Before a new therapy can be tested in humans, it must undergo preclinical research, including laboratory and animal studies, to assess its safety, biological activity, and effectiveness. If the preclinical data supports further investigation, the company must submit an Investigational New Drug (IND) application to the FDA. This submission includes:

1. Data from preclinical studies demonstrating the treatment's safety profile.

2. Manufacturing details to ensure product consistency and quality.

3. A proposed clinical trial plan outlining how the therapy will be tested in humans.

Once the FDA accepts the IND, the company may begin clinical trials. AlphaRose has not yet begun IND-enabling studies and expects to submit its IND application in Q4 2025. The company has also not conducted pre-IND discussions with the FDA at this time.

Clinical Trial Phases

Once the IND is accepted, the drug undergoes a multi-phase clinical trial process:

Phase 1: A small group of healthy volunteers or patients receives the treatment to evaluate safety, dosage, and side effects.

Phase 2: A larger patient population is studied to further assess effectiveness and side effects.

Phase 3: Large-scale trials confirm the treatment's efficacy, monitor adverse reactions, and compare it to existing treatments.

If the results from these trials demonstrate safety and efficacy, the company may submit a New Drug Application (NDA) or Biologics License Application (BLA) for FDA review.

Regulatory Designations and Accelerated Approvals

For treatments targeting rare diseases, companies may seek special FDA designations, such as:

Orphan Drug Designation – Provides benefits such as tax credits and market exclusivity for treatments addressing rare diseases.

Fast Track or Breakthrough Therapy Designation – Offers expedited development and regulatory review if the therapy addresses an unmet medical need.

The Team

Officers and Directors

Name: Casey McPherson

Casey McPherson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Principal Accounting and Financial Officer, and Board Member
  Dates of Service: March, 2024 - Present
  Responsibilities: Founder and CEO responsible for the vision of the company, raising capital, initiating innovative strategies, drug development, and managing teams. Receives an annual salary of $200,000. Casey McPherson is the Founder and Chairman of To Cure A Rose Foundation, where he spends approximately 10% of his time, while dedicating 90% to his role at AlphaRose; for more details on the IP ownership structure and potential conflicts of interest, please refer to the Risk Factors section."

Other business experience in the past three years:

- Employer: To Cure A Rose Foundation
  Title: Founder and Chairman of the Board
  Dates of Service: March, 2024 - Present
  Responsibilities: Overseeing, with the board, the compliance and operations of the vision, finances, and programs of the Foundation.

Other business experience in the past three years:

- Employer: Everlum Bio
  Title: Co-Founder and Chief Innovation Officer
  Dates of Service: June, 2022 - September, 2024
  Responsibilities: Creating and managing a team and system for ASO, Gene Therapy, and repurpose drug screening for rare disease proof of concept treatments in a lab environment. Also, responsible for interfacing with scientists and families on programs.

Other business experience in the past three years:

- Employer: To Cure A Rose Foundation
  Title: Founder and CEO
  Dates of Service: October, 2021 - March, 2024
  Responsibilities: Founder and CEO responsible for fundraising, drug development, and foundation operations.

Name: Masako Nakamura

Masako Nakamura's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & Chief Operating Officer
  Dates of Service: September, 2024 - Present
  Responsibilities: Provide operational and business leadership. Receives an annual salary of $96,000.

Other business experience in the past three years:

- Employer: Amylyx Pharmaceuticals
  Title: Senior Vice President/GM, International Markets

Dates of Service: April, 2023 - June, 2024
Responsibilities: Lead efforts to expand Amylyx's commercial footprint, developed the global roadmap and prioritization plan and enabled geographic expansion.

Other business experience in the past three years:

- Employer: Independent Biopharmaceutical Consultant
Title: Principal Founder
Dates of Service: March, 2022 - March, 2023
Responsibilities: Provided consulting services to start up biopharmaceutical companies focused on rare diseases. Services included business development support, global commercialization, geographic expansion, go-to-market and country entry strategy planning.

Other business experience in the past three years:

- Employer: Alnylam Pharmaceuticals
Title: Senior Vice President
Dates of Service: June, 2018 - December, 2021
Responsibilities: Built and led a fully integrated organization from scratch in Asia Pacific with regional P&L accountability.

Name: Alan Edmund Walts

Alan Edmund Walts's current primary role is with The Termeer Foundation. Alan Edmund Walts currently services 8-12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Executive Chairman
Dates of Service: March, 2024 - Present
Responsibilities: Provides board leadership as Executive Chairman (appointed 06/2024) and provides advice and strategic input to the executive leadership team.

Other business experience in the past three years:

- Employer: Advent Life Sciences
Title: Venture Partner
Dates of Service: January, 2014 - Present
Responsibilities: Venture Partner - source and evaluate new investments, work on new company formation, represent Advent as a board member or observer in certain portfolio companies, and provide business advice to certain portfolio companies.

Other business experience in the past three years:

- Employer: Eloxx Pharmaceuticals
Title: Director, Chairman of the Board
Dates of Service: May, 2020 - Present
Responsibilities: Board member of the company, serving as board Chairman.

Other business experience in the past three years:

- Employer: The Termeer Foundation
Title: Founder, Board Member and Treasurer
Dates of Service: March, 2018 - Present
Responsibilities: Co-founder of The Termeer Foundation and serve as a board member, Treasurer and advisor.

Other business experience in the past three years:

- Employer: Artax Biopharma
Title: Board Member
Dates of Service: February, 2017 - Present
Responsibilities: Board Director

Other business experience in the past three years:

- Employer: PIC Therapeutics
  Title: Board Member
  Dates of Service: September, 2016 - Present
  Responsibilities: Board Director

Other business experience in the past three years:

- Employer: Neuroelectrics, Inc.
  Title: Board member, Chairman
  Dates of Service: February, 2022 - Present
  Responsibilities: Board Director and Chairman of the Board

Other business experience in the past three years:

- Employer: Hemogenyx Pharmaceuticals
  Title: Business Advisor
  Dates of Service: July, 2021 - Present
  Responsibilities: Consultant to the company providing general business and strategic advisory services.

Other business experience in the past three years:

- Employer: Belinda Termeer Family Office
  Title: Business Advisor
  Dates of Service: October, 2013 - Present
  Responsibilities: Business advisor to Belinda Termeer, where I provide strategic and business advisory services regarding private company engagement.

Name: Belinda Ann Termeer

Belinda Ann Termeer's current primary role is with The Termeer Foundation . Belinda Ann Termeer currently services 4-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Advisor
  Dates of Service: March, 2024 - Present
  Responsibilities: Board member, and Advisor to the company.

Other business experience in the past three years:

- Employer: PIC Therapeutics
  Title: Board member
  Dates of Service: August, 2019 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- Employer: Artax Biopharma
  Title: Board member
  Dates of Service: April, 2020 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- Employer: The Termeer Foundation
  Title: Co-Founder, President, Board member
  Dates of Service: March, 2018 - Present
  Responsibilities: Co-Founder, President, Board member

Other business experience in the past three years:

- Employer: Bio Ventures for Global Health
  Title: Board member
  Dates of Service: May, 2022 - Present
  Responsibilities: Board member

Name: Lance Hirsch

Lance Hirsch's current primary role is with Retired. Lance Hirsch currently services 4-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2025 - Present
  Responsibilities: Provides advice and strategic input to the executive leadership team.

Other business experience in the past three years:

- Employer: Focus POS Systems
  Title: President
  Dates of Service: June, 2000 - April, 2023
  Responsibilities: Executive oversight of strategy and operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company considering the value of the lead product, patent, the technology, and similar comparables. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For at least the 12 months following your investment, there will be restrictions on the securities you purchase (subject to some exceptions). More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. Any resales of securities will need to apply with state and

federal securities laws. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties.

Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Initially the company will be using third parties to manufacture the product. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AlphaRose Therapeutics Inc. was formed on October 31, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AlphaRose Therapeutics Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

If the Company cannot raise sufficient funds it may not succeed
The Company is offering shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Regulatory Risks Related to FDA Approval and Compliance
Our business model relies on obtaining approval from the U.S. Food and Drug Administration (FDA), as well as other regulators, for our products. The FDA approval process is time-consuming, expensive, and subject to significant uncertainty. There is no guarantee that we will receive the necessary approvals for our products, and any failure to do so could prevent us from bringing our products to market. Even if we receive FDA approval, we will be subject to ongoing regulatory compliance requirements, including manufacturing standards, post-market surveillance, and reporting obligations. Failure to comply with these requirements could result in fines, penalties, or the revocation of our approvals, significantly impacting our business and financial condition. Our lead product, Rosiphersen, is in the early stages of development, and while it has demonstrated activity in preclinical models, its safety and efficacy in humans remain unproven. Toxicity studies are still pending, and unexpected safety concerns could delay or prevent regulatory approval. Additionally, the time required to gather efficacy data for rare disease treatments can be unpredictable, and delays in clinical trials or regulatory feedback may extend our development timeline and increase costs.

Dilution Risk Due to Issuance of Bonus Shares or Other Fundraising
We may issue bonus shares or other equity-based incentives, perform additional rounds of funding, enter into company acquisitions, create an option pool, and have an existing convertible note that will mature, all which could result in significant dilution to existing shareholders. Any such dilution may reduce the value of your investment and decrease the voting power of existing investors. Furthermore, we may issue additional shares in future fundraising rounds, further diluting ownership percentages and potentially impacting stockholder rights and financial returns. Currently the company is negotiating an acquisition for a new RNA technology platform, which if successfully closed, will create some dilution for all shareholders.

Risk of Failure to Build and Maintain Brand Recognition and Reputation
Our success depends on our ability to establish and maintain brand recognition and a positive reputation in the marketplace. Failure to achieve strong brand recognition or to maintain a good reputation due to negative publicity, quality control issues, or customer dissatisfaction could result in reduced sales, loss of customers, and difficulty attracting new business. Additionally, reputational damage can be difficult to recover from and may have long-term consequences for our growth and profitability.

Risk Related to Section 12(g) of the Exchange Act
Under Section 12(g) of the Securities Exchange Act, we may be required to register our securities with the Securities and Exchange Commission (SEC) if we exceed certain thresholds. Specifically, we may need to register if we have more than $10 million in total assets and our securities are held by more than 2,000 persons or 500 non-accredited investors at the end of a fiscal year. We intend to rely on the Regulation CF Exemption, which allows us to avoid registration if we: remain current in our Regulation CF filings as of the most recent fiscal year-end; engage a registered transfer agent under Section 17A(c) of the Exchange Act; maintain less than $25 million in total assets at the end of the most recently completed fiscal year. If we fail to qualify for this exemption and exceed the registration thresholds, we would be required to register our securities with the SEC, which would impose significant costs and reporting requirements. This could create a substantial administrative burden on our management and divert attention from core business operations. While StartEngine's affiliate currently serves as a custodian for our investors, mitigating this risk, if this relationship were to end, the risk of exceeding the Section 12(g) thresholds would resurface, potentially requiring us to register under the Exchange Act.

Risks related to being a public benefit corporation
As a public benefit corporation we are a for-profit corporation that is also intended to produce a public benefit and to operate in a responsible and sustainable manner. Thus, our directors must balance those interests, which may or may not always result in the highest profits for our shareholders.

Risks related to using AI
Artificial Intelligence is predicated on the data it is given, and the algorithms and framework in which it processes it. If the data is inaccurate, or the way it processes the data is inaccurate, it could result in a faulty product, process, slower product development, or higher cost of product development. Our reliance on AI for drug discovery and development introduces

additional risks. The success of our AI models depends heavily on the quality of data inputs, the accuracy of our algorithms, and the expertise of our scientific team. Errors in these systems could result in ineffective product designs, delays in development, or increased costs.

Founder's Role, IP Ownership Structure, and Potential Conflicts of Interest
AlphaRose Therapeutics' CEO is also the Founder and Chairman of To Cure A Rose Foundation (TCAR), a nonprofit organization dedicated to advancing treatments for HNRNPH2-related disorders. While the CEO dedicates approximately 90% of his time to AlphaRose and 10% to TCAR, his ongoing involvement with both organizations presents potential conflicts of interest that investors should consider. The intellectual property (IP) underlying AlphaRose's lead product, Rosiphersen, is owned by TCAR and exclusively licensed to AlphaRose. As a result, AlphaRose does not own the IP outright, and its rights to develop and commercialize Rosiphersen are contingent on compliance with the terms of its license agreement with TCAR. If AlphaRose fails to meet certain obligations—such as development milestones, financial commitments, or sublicensing terms—there is a risk that TCAR could terminate the license or renegotiate its terms, potentially affecting AlphaRose's ability to continue operations. Additionally, because the CEO has leadership roles in both organizations, decisions regarding the license agreement, sublicensing, and financial arrangements between AlphaRose and TCAR may not be made at arm's length. While measures may be in place to mitigate these risks, there is no guarantee that future decisions will not be influenced by the CEO's dual roles. The patent protecting Rosiphersen and related compounds is still pending and has not yet been fully examined. While the company intends to nationalize this application in 2025, there is a risk that the patent may be denied, narrowed, or otherwise fail to provide meaningful protection for our lead product. The feasibility report noted that the current IP protection is still developing and may require additional supporting data to strengthen patent claims during national examination. This creates a risk that our IP portfolio may offer weaker protection than expected, which could affect AlphaRose's competitive advantage.

Dependence on Licensed Intellectual Property May Impact Long-Term Commercialization and Business Operations
AlphaRose licenses, rather than owns, the intellectual property (IP) for its lead drug candidate, Rosiphersen, under an exclusive agreement with To Cure A Rose Foundation (TCAR). While the license is free from third-party claims and cannot be revoked or amended at TCAR's discretion, it does contain a standard 'clawback' provision allowing TCAR to revoke the license if AlphaRose discontinues development. Investors should consider that AlphaRose's commercialization efforts remain dependent on this license agreement, which aligns with common industry practices where approximately 50% of biotech drugs are developed under similar licensing structures.

Operational Risks Related to R&D, Lab Structure, and Partnerships
Our development model relies on partnerships with third-party laboratories and bioincubators rather than fully owned laboratory facilities. While this approach reduces overhead costs, it introduces risks related to quality control, data security, and operational delays. Reliance on third-party partners may impact our ability to meet development timelines or maintain consistency in research outcomes.

We may not be able to successfully integrate Alpha Anomeric SA into our business, which could adversely affect our operations.
In April 2025, we acquired Alpha Anomeric SA, a French biotechnology company. Integrating a foreign entity into our operations involves risks, including regulatory complexity, cultural and language differences, and operational inefficiencies. If we fail to effectively integrate Alpha Anomeric's business or realize anticipated benefits from the acquisition, our financial condition and results of operations could be negatively impacted.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Casey McPherson	5,000,000	Common Stock	55.84%
Belinda Termeer	2,083,333	Common Stock	23.26%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,703,703 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 8,954,881 outstanding.

Voting Rights

Each Share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their Shares cumulatively. Shareholders may take action by written consent. Please see voting rights of securities sold in this offering below.

Material Rights

Warrants: The total amount outstanding includes 89,548 shares to be issued pursuant to outstanding warrants. The warrants issued grant the holder the right to purchase 89,548 shares of the Company's Common Stock at an exercise price of $0.3375 per share. The warrant expires on the earlier of: (a) 5:00 p.m., Central time, on the ten-year anniversary of the date of this Warrant; (b) the acquisition of the Company by another entity (under conditions specified in the document) or a sale of all or substantially all of the Company's assets; or (c) immediately prior to the closing of a firm commitment underwritten initial public offering

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.

In the case of any distribution or payment in respect of the shares of common stock upon the consolidation or merger of the Company, such distribution or payment shall be made ratably on a per share basis among the holders of the common stock.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors or our shareholders pursuant to a resolution, out of funds legally available. We have not paid any dividends to common shareholders since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. In the case of dividends or distributions payable in shares of common stock or securities convertible into or exchangeable for shares of such common stock, the shares or securities so payable shall be payable in shares of or securities convertible into or exchangeable for, common stock of the same class upon which the dividend or distribution is being paid.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Issuance of equity in connection with the acquisition of Alpha Anomeric SA has diluted existing shareholders.

In connection with our acquisition of Alpha Anomeric SA, we issued shares of our common stock as consideration to the selling shareholders. This issuance increased the total number of outstanding shares and has resulted in dilution of the ownership percentage held by existing shareholders, including those who invested through this offering. Future issuances of equity securities may result in additional dilution.

Convertible Note

The security will convert into Either preferred or common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,070,000.00
Maturity Date: December 31, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: $5,000,000

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The conversion of our Convertible Note at a 20% discount will result in additional dilution to investors. Since noteholders convert their investment into equity at a discounted price relative to the valuation at the time of conversion, they receive more shares than they would have if they invested at the full valuation. This increases the total number of shares outstanding, thereby further reducing the ownership percentage of existing shareholders. The warrants have a strike price lower than the current offering. Other current ongoing activities to date could create dilution in the short term such as the potential acquisition of an RNA technology company for shares, as well as the creation of an option pool.

In connection with our recent acquisition of Alpha Anomeric SA, we issued shares of our common stock as consideration to the selling shareholders. This issuance increased the total number of outstanding shares and has resulted in dilution of the ownership percentage held by existing shareholders, including those who invested through this offering. Future issuances of equity securities may result in additional dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,865,333
  Use of proceeds: Founders shares
  Date: October 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,070,000.00
  Use of proceeds: Start up funding
  Date: November 15, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Warrant
  Final amount sold: $0.00
  Use of proceeds: Capital Factory Bioincubator Support. Number of Securities Sold: 89,548. Strike Price: $0.3375
  Date: November 21, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is currently pre-revenue. We can continue operating the business without revenue generation for 15 months with funds from this offering.

Foreseeable major expenses based on projections:

Foreseeable major expenses based on projections include the development and preclinical testing of our lead therapeutic product, Rosiphersen. This includes conducting IND-enabling studies that will allow us to file an Investigational New Drug (IND) application to initiate clinical studies.

The anticipated costs are as follows:

1. The first step involves securing a regulatory and clinical team under contract, with total service costs for a Phase 1 study estimated at $800,000.

2. The second step includes conducting IND-enabling studies, which are projected to cost $1.4 million.

3. The third step requires the manufacturing of GMP-grade drug material, with an estimated cost of $360,000.

4. The final step involves filing the IND application with the FDA and initiating treatment for one to three patients in the first year, which is expected to cost $1 million.

In addition to these milestone expenses, there are ongoing costs associated with AI and research & development efforts, projected at $440,000. Additionally, general and administrative (G&A) expenses are estimated to be $1 million.

Future operational challenges:

Potential that preclinical study results do not support proceeding to a clinical trial, which would require further development studies to be conducted, as well as regulatory challenges around IND submission approval. Future challenges include clinical trial time length, as well as regulatory approval for commercialization.

Future challenges related to capital resources:

We will need to raise additional capital in order to fund the planned clinical trial and product launch. While we have been successful in raising capital to date, there is no guarantee that we will be able to raise additional capital.

Future milestones and events:

Preclinical studies, IND enabling studies and clinical studies accomplished in 2025 and 2026 for our lead therapeutic product, Rosiphersen. Also we will be acquiring new technologies and licensing in/developing new therapies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2025, the Company has capital resources available in the form of $362,568.14 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to our company operations.

These funds are required to support preclinical and clinical development costs of our lead product, Rosiphersen, company start-up operational costs and personnel payroll.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 13 months by using funds from the raise as well as existing cash on hand. This is based on a current monthly burn rate of $45,000 for expenses related to salaries, start up operational/legal costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 33 months. This is based on a projected monthly burn rate of $150,000 for expenses related to preclinical and clinical development of lead product, Rosiphersen, and personnel payroll.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including SBIR I, II grants and other federal funding. Potential future capital raises (terms yet to be defined).

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $1,070,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025
  The Company entered into several convertible note agreements for funding operations. The interest on the notes was 8%. The amounts are to be repaid at the holder's demand prior to conversion. The notes have a maturity date of December 31, 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Related Party Transactions

- Name of Entity: To Cure A Rose Foundation (TCAR)

Names of 20% owners: Certain officers and directors of the Company
Relationship to Company: Shareholder of, and licensor to, the Company.
Nature / amount of interest in the transaction: From time to time the Company has, and in the future may continue to, enter into transactions with TCAR as the Board deems to be in the best interest of the Company.
Material Terms: Currently, a collaboration agreement is being negotiated, and the only transaction from the filing of this form is the license agreement for Rosiphersen, from TCAR to AlphaRose.

Valuation

Pre-Money Valuation: $12,089,089.35

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation The Company based its valuation on comparables in the industry, potential sales from its developing product, balanced with risk-adjusted capital, as well as its current value of its developing platform, and potential identified pipeline of new treatments.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,070,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Please see the Company Securities section for information on how any outstanding options, warrants, or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation. There can be no guarantee that the foregoing valuation is accurate or that any investor will be able to sell their shares at such valuation or higher.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.90 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,999.05, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  72.0%
  We will use 72% of the funds raised for preclinical and clinical development costs for our lead product, Rosiphersen, as well as developing new treatments.

- Company Employment
  9.5%
  We will use 9.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Lab Scientist, Leadership (C-suite). Wages to be commensurate with training, experience and position.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the pre-clinical and IND-enabling studies. as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing

2.0%
We will use 2% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.alpharose.com/ (AlphaRose.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/alpharose

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AlphaRose Therapeutics Inc.

[See attached]

ALPHAROSE THERAPEUTICS, INC.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL

INDEPENDENT AUDITOR'S REPORT

To: AlphaRose, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 6, 2024

ALPHAROSE THERAPEUTICS, INC.

STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024	Inception-December 31, 2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	525,845	-
Shareholder Receivable	88,653	49,990
Prepaid Expenses	-	-
Total Current Assets	614,498	49,990
TOTAL ASSETS	614,498	49,990
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liability:		
Accounts Payable	35,861	-
Accrued Expenses	45,237	-
Total Current Liability	81,098	-
Non-Current Liability:		
Convertible Notes	1,070,000	-
Total Non-Current Liability	1,070,000	-
TOTAL LIABILITIES	1,151,098	-
SHAREHOLDERS' EQUITY		
Common Stock	88,653	49,990
APIC	-	-
Accumulated Deficit	(625,253)	-
TOTAL SHAREHOLDERS' EQUITY	(536,600)	49,990
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	614,498	49,990

See Accompanying Notes to these Financial Statements

ALPHAROSE THERAPEUTICS, INC.

STATEMENT OF OPERATIONS

	Year Ended December 31, 2024	Inception - December 31, 2023
Operating Expenses		
General & Administrative Expenses	320,111	-
Payroll Expenses	240,449	-
Advertising and Marketing Expenses	22,960	-
Interest Expense	42,813	-
Total Operating Expenses	**626,333**	**-**
Total Loss from Operations	**(626,333)**	-
Other Income (Expense)		
Other Income	1,080	-
Other Expense	-	-
Total Other Income (Expense)	**1,080**	**-**
Net Loss	**(625,253)**	**-**

See Accompanying Notes to these Financial Statements

ALPHAROSE THERAPEUTICS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		Additional	Retained Earnings	Total Shareholder's
	# of Shares	$ Amount	Paid-in Capital	(Deficit)	Equity
Inception	-	-	-	-	-
Issuance of Common Stock	4,999,000	49,990	-	-	49,990
Additional Paid in Capital	-	-	-	-	-
Net Income (loss)	-	-	-	-	-
Ending Balance at 12/31/23	4,999,000	49,990	-	-	49,990
Issuance of Common Stock	3,866,333	38,663	-	-	38,663
Additional Paid in Capital	-	-	-	-	-
Net loss	-	-	-	(625,253)	(625,253)
Ending balance at 12/31/24	8,865,333	88,653	-	(625,253)	(536,600)

See Accompanying Notes to these Financial Statements

ALPHAROSE THERAPEUTICS, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2024	Inception - December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(625,253)	-
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Shareholder Receivable	(88,653)	(49,990)
Prepaid Expenses	-	-
Accounts Payable	35,861	-
Accrued Expenses	45,237	-
Total Adjustments to reconcile Net Loss to Net Cash used in operations:	(52,792)	(49,990)
Net Cash used in Operating Activities	(632,808)	(49,990)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed Assets	-	-
Intangible Assets	-	-
Net Cash used in Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable - Related Party	1,070,000	-
Common Stock	88,653	49,990
APIC	-	-
Net Cash provided by Financing Activities	1,158,653	49,990
Cash at the beginning of the period	-	-
Net Cash increase for the period	525,845	-
Cash at end of the period	525,845	-

See Accompanying Notes to these Financial Statements

ALPHAROSE THERAPEUTICS, INC.
Notes to the Financial Statements
December 31st, 2024 and December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Alpharose Therapeutics, Inc. ("the Company") was originally incorporated in Delaware on October 31, 2023 as Chrysalis Genetics, Inc. On December 16, 2024, the Company filed an amendment, changing its name to Alpharose Therapeutics, Inc. formed in Delaware on October 4th, 2017.

The Company is dedicated to revolutionizing precision medicine, with a mission rooted in creating genetic treatments for children suffering from rare and life-threatening genetic diseases. The Company's organization comprises of scientists, biotech professionals, and parents united by a commitment to developing transformative therapies for the 200 million children worldwide affected by rare genetic conditions, most of whom lack access to viable treatments under the current healthcare model.

Leveraging innovative genetic technologies and a novel business model, Chrysalis Genetics aims to deliver treatments to patients at an unprecedented speed and scale. Inspired by the pioneering efforts of patient families and healthcare innovators, the Company draws from its breakthroughs to advance the field of precision medicine. Chrysalis' purpose is to serve patients, especially children, by addressing critical unmet medical needs and delivering hope through cutting-edge genetic therapy.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $525,845 and $0 in cash as of December 31, 2024 and December 31, 2023, respectively.

Shareholder Receivable

The shareholder receivable balance reflects amounts due from shareholders for shares that were issued but for which the corresponding cash payment for the par value has not yet been received by the Company. These amounts are recorded as a receivable until payment is made, in accordance with the terms of the share issuance.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company was not in operation during 2023. It has not filed its returns for 2023 and 2024, but is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

With the exception of the shareholder receivable balance, where the balance reflects amounts due from shareholders for shares that were issued but for which the corresponding cash payment for the par value has not yet been received by the Company, the Company does not have any related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company entered into several convertible note agreements for funding operations. The interest on the notes was 8%. The amounts are to be repaid at the holder's demand prior to conversion. The notes have a maturity date of December 31, 2025. The notes are convertible into shares of the Company's common stock at an 8% discount during a change of control or qualified financing event. The total amount of convertible notes as of December 31, 2024 was $1,070,000 and $0 as of 2023. Interest accrued on the notes amounts to $10.7K.

NOTE 6 – EQUITY

The Company initially authorized 5,000,000 shares of common stock at a par value of $.01 per share. On January 28, 2024, the Company filed an amendment, authorizing 20,000,000 shares of common stock at a par value of $.001 per share.

As of December 31, 2024 and December 31, 2023, 8,865,333 and 4,999,000 shares of common were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 6, 2025, the date these financial statements were available to be issued.

As mentioned in Note 6, the Company filed an amendment to its articles of incorporation, authorizing 20,000,000 shares of common stock at a par value of $.001 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF ALPHAROSE THERAPEUTICS

Personalized Medicines for Children

Alpha Rose Therapeutics, born from a father's love for his daughter, is pioneering personalized medicine at scale for children with genetic diseases. Our innovative approach rapidly develops and commercializes treatments for patients ignored by large pharma. With over $1 million in funding, our lead product, Rosiphersen, is advancing towards a clinical trial, backed by the NCATS TRND program acceptance and led by a passionate, experienced team. AlphaRose Therapeutics is an early-stage biotechnology company, and its treatments, including Rosiphersen, are still in development and have not yet been approved for clinical use.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ALPHA ROSE
THERAPEUTICS
Precision medicines for rare genetic disease

$1,406,381.07 Raised

Get Equity
$1.35 Per Share

RAISED	INVESTORS
$1,406,381.07	100
MIN INVEST	**VALUATION**
$599.40	$12.09M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? See here

REASONS TO INVEST

- **Addressing a Critical Need:** 200m+ children suffer from genetic diseases, and only 5% have any treatments. Alpha Rose's technology and business model are designed to treat many of these patients that large pharma has ignored.

- **Niche Market Advantage:** With the focus on neurodevelopmental conditions using antisense oligonucleotide technology, Alpha Rose is positioned in the growing $21 billion genetic disease treatment market.

- **Lower Risk:** Historically, drug development costs $500M+* with low success rates due to safety concerns. Our ASO platform has the potential to mitigate risk and reduce costs for small population diseases.

AlphaRose is in the early stages of development, and there is no guarantee that its technology will successfully lead to approved treatments or achieve widespread adoption in the genetic disease market.

*These figures are conservative averages derived from multiple studies, such as those estimating a mean drug development cost of $515.8 million and clinical trial success rates of approximately 10%.

TEAM



Casey McPherson • Founder, CEO, Principal Accounting and Financial Officer, and Board Member

Entrepreneur, singer-songwriter, and advocate for rare disease treatments. He founded The To Cure A Rose Foundation and Everlum Bio, a rare disease CRO, after his daughter's diagnosis. McPherson leverages his network and experience in the music industry to drive drug development for personalized genetic treatments. He is a father, outdoor enthusiast, and sought-after speaker on rare diseases.

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Masako Nakamura • President & Chief Operating Officer

Masako brings 30 years of commercial, general management and operational leadership experience in the biopharmaceutical industry with a strong focus on introducing innovative rare disease therapies worldwide across multiple therapeutic areas. She has held several international and global senior leadership roles at Amylyx, Alnylam, Novelion, Genzyme and Genetics Institute. Throughout her tenure, she has had the honor and privilege of developing and launching over 20 innovative transformative medicines for the rare disease and oncology communities globally. She continues to be passionate about making a significant difference in patients' lives, while always keeping patients and science at the center of what we do.

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Alan Edmund Walts • Board Member, Executive Chairman

Co-Founder and Executive Chairman of Chrysalis Genetics. He serves on the boards of several biopharmaceutical companies and is active in venture capital funding. With a Ph.D. in chemistry from MIT, Dr. Walts has extensive experience in business development, research, and general management, particularly during his 27-year tenure at Genzyme. He is a respected advisor and mentor in the life sciences industry.

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Belinda Ann Termeer • Board Member and Advisor

Passionate advocate for personalized medicine. She leads the Termeer family office and serves on numerous boards, including PIC Therapeutics, BioVentures for Global Health, Harvard Medical School, and Massachusetts General Hospital. With her late husband, Henri Termeer, she established a center for targeted therapies at Mass General, furthering their commitment to advancing treatments for rare diseases.

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Lance Hirsch • Board Member

Lance Hirsch is a computer programmer and Scoutmaster from Boerne, Texas. He has a passion for technology and a strong commitment to community service. Lance has over 15 years of experience as a software developer, working on a variety of projects for companies of all sizes. He is known for his strong technical skills and ability to deliver results on time and within budget. Lance is a graduate of the University of Texas at Austin, where he earned a degree in computer science. He is also a certified Scrum Master and Agile Certified Practitioner. Lance is married and has two children. He enjoys spending time with his family, hiking, camping, and fishing.

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THE STORY

Alpha Rose Therapeutics was founded by Casey McPherson, lead singer and song-writer, entrepreneur and father to Rose who was diagnosed as a baby with a rare genetic disease. At eight years old, Rose is now forced to face the world without words, scared by her seizures, unable to feed or take care of herself, and often alone. Casey has been fighting for his daughter with a leading voice in the rare disease field, initially through his non profit foundation and scientific lab. Casey and his science team developed a preclinical treatment for his daughter's disease in less than a year. In his journey, he recognized the need for an innovative business model in biotech to bring his team's process to millions of children like his daughter, which other companies are not focused on. McPherson founded Alpha Rose Therapeutics, a PBC, together with industry leaders, Belinda Termeer, Masako Nakamura, and Alan Walts, who worked alongside Henri Termeer at Genzyme in pioneering the field of rare disease biotech. Together they are building a "patient first" company again, with Alpha Rose.

Featured In

THE PROBLEM

The technology is here. The business model is not.

Hundreds of millions of sick and dying children suffer from rare genetic diseases. Most of these diseases fall underneath the threshold of what the current pharma considers worthy programs. While individually rare, they make up over 10,000 different diseases, and 400m patients worldwide (Source). Most of these diseases have populations in the hundreds that traditional biotech and pharma companies will not prioritize for development. The current pharma model focuses on developing treatments that reach large populations, often only treating symptoms. This leaves the majority of genetic diseases with small populations, half of those being children, without any potential treatments.

What about the millions of these other children?

THE SOLUTION

Ushering in a new era of personalized medicines

Alpha Rose's technology, platform, and sustainable business model are built to bring patients access to these medicines. They aim to rapidly develop, and profitably commercialize these small population medicines at scale with their antisense oligonucleotide (ASO) technology. They have witnessed this technology to be efficacious in more common rare diseases like SMA, ALS, and Angelman's, where treatments are enabling many patients to walk and even talk. Alpha Rose is developing treatments for these ignored patient populations with the intention of exploring global commercialization. Alpha Rose plans to develop a portfolio of these medicines, while creating efficiencies and scale through iterative learning, AI and robotics. By putting patients first, Alpha Rose believes they can build the next pharma company, for good.

***"When you're trying to save the life of a child, the system will reorganize itself to help you."* - Henri Termeer**





The Next Evolution in Precision Care

Precision Targeting
Advanced rapid genetic treatments for children with rare genetic diseases

Innovative Tech
Rosiphersen utlilizes cutting-edge oligonucleotide technology

Mission-Driven
Inspired by our founder's journey for his daughter's cure

Proven expertise
Leadership with over 20 rare disease product launches globally

THE MARKET

A Global Impact for Underserved Patients

Personalized genetic medicine is a rapidly growing market, as science shows that precision medicines targeting the underlying cause of disease leads to a better outcome for patients.

Rosiphersen, AlphaRose's lead product, targets a specialized market for patients with HNRNPH2-related neurodevelopmental conditions. While this is a niche population, it is part of the broader pediatric genetic treatment market, which is valued at over $21 billion.

AlphaRose is pursuing an innovative precision medicine approach through antisense oligonucleotide (ASO) therapy—a sector known for developing tailored treatments for small patient populations. The demand for ASO therapies is expected to grow as diagnostic capabilities improve and rare disease-focused therapeutics continue to expand.

In recent years, ASO therapies have gained recognition as effective treatments for certain rare diseases. For example, Spinraza, an ASO therapy developed by Biogen for spinal muscular atrophy, achieved $884 million in global sales in its first year on the market. While Rosiphersen is still in development and has not yet been proven safe or effective in humans, this demonstrates the potential impact that effective ASO treatments can have in underserved markets.

Given the limited number of companies operating in this space, AlphaRose believes it is well-positioned to address this underserved market through its targeted approach.

TRACTION

Developing Rosiphersen for HNRNPH2-Related Disorders. AlphaRose's team, in collaboration with To Cure A Rose Foundation, is developing Rosiphersen, an investigational treatment for genetic mutations in HNRNPH2, which can cause severe autism, seizures, developmental delays, and early morbidity. Rosiphersen has demonstrated activity in preclinical in vitro and in vivo models, but its safety and efficacy in humans have not yet been established. AlphaRose plans to use funding to advance Rosiphersen through preclinical testing and prepare for an FDA Investigational New Drug (IND) submission, with the goal of initiating a clinical trial in Q4 2025/Q1 2026, pending regulatory approval.

Advancing a Pipeline of Genetic Treatments. Through their initial AI program, Argus, AlphaRose has identified potential new disease targets that may be amenable to their technology. They plan to use this platform to explore new treatments, file patents, and advance candidates through early-stage research. However, these efforts are in the discovery phase, and there is no guarantee that they will lead to viable therapies.

Evaluating ASO Technology Acquisition. AlphaRose is in preliminary discussions to acquire a company with a potentially innovative antisense oligonucleotide (ASO) technology that could further differentiate its platform. If acquired, this may provide opportunities for co-development and licensing agreements with other companies in various medical fields. However, no acquisition has been finalized, and there is no assurance that such a transaction will occur or that the technology will have commercial viability.

FROM THE FOUNDER

Casey McPherson, CEO/Founder *"I'm thrilled to offer you the chance to join us in revolutionizing medicine for children in need. By investing in Alpha Rose, you're not just supporting a company; you're becoming a champion for these children, ushering in a future where personalized medicine is accessible to all."*


$21 billion
Pediatric Genetic Market
$1 million
Initial Funding Raised
alpha rose
Founded from a personal story of love and determination, for the benefit of 200m families

ABOUT

HEADQUARTERS
1401 Lavaca Street, #851
Austin, TX 78701

WEBSITE
View Site

Alpha Rose Therapeutics, born from a father's love for his daughter, is pioneering personalized medicine at scale for children with genetic diseases. Our innovative approach rapidly develops and commercializes treatments for patients ignored by large pharma. With over $1 million in funding, our lead product, Rosiphersen, is advancing towards a clinical trial, backed by the NCATS TRND program acceptance and led by a passionate, experienced team. AlphaRose Therapeutics is an early-stage biotechnology company, and its treatments, including Rosiphersen, are still in development and have not yet been approved for clinical use.

TERMS

AlphaRose Therapeutics

Overview

PRICE PER SHARE
$1.35

VALUATION
$12.09M

DEADLINE
Jun. 18, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$599.40

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,999.05

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
14,814

MAX NUMBER OF SHARES OFFERED
3,703,703

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$614,498	$0
Cash & Cash Equivalents	$525,845	$49,990
Accounts Receivable	$0	$0
Short-Term Debt	$81,098	$0
Long-Term Debt	$1,151,098	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$625,253	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: A select group of the compassionate community already supporting AlphaRose Therapeutics Inc., will qualify for additional 30% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $599+ | Invitation to a virtual roundtable on AlphaRose innovations + 5% bonus shares

Tier 2 Perk: Invest $1,000+ | Invitation to webinar on the future of personalized medicine + 10% off on related conferences + 7% bonus shares

Tier 3 Perk: Invest $5,000+ | Behind-the-scenes lab tour (virtual/IRL, with travel not included) + 10% bonus shares

Tier 4 Perk: Invest $10,000+ | Virtual meet and greet with CEO and researchers + AlphaRose hat and T shirt + 12% bonus shares

Tier 5 Perk: Invest $20,000+ | Access to exclusive events + Virtual meet and greet with CEO and researchers + 15% bonus shares

Tier 6 Perk: Invest $50,000+ | Private one-on-one meeting with CEO, exclusive events + 18% bonus shares

Tier 7 Perk: Invest $100,000+ | Private one-on-one meeting with CEO and executive team, exclusive events, invitation to Alpha Rose Private party + 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All percentage perks occur when the offering is completed, and the Company will use reasonable efforts to complete all other perks in a timely manner.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AlphaRose Therapeutics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $135. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

———

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

NEW UPDATES

06.13.25

Featured in the new documentary "Rare"

I was recently at the screening in New Jersey of the new documentary “**Rare**,” that Rose and I are in. It shows our family and many others, the scientists behind our journeys, and how we can make these genetic treatments faster than ever.



MONTCLAIR FILM
RARE
SAREPTA
THERAPEUTICS



Check out the trailer here

It reminds us all how terrible of a problem this is, and how I believe AlphaRose and our investors aim to create solutions at scale for so many of these families.

Help us on our mission to make an impact for these families and invest today.

***Don’t forget to join our next “Intro to AlphaRose Live” for June 25th at 11:00am CST Here!

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

06.12.25

Explaining the gap!

AlphaRose Update:

Watch this video to learn about the critical gap we are addressing in our current medical system, and the potential opportunity in our business model!


A Gap In The Medical System

Don’t forget to sign up to join our next “Intro to AlphaRose Live” for June 25th at 11:00am CST Here!

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

06.11.25

We just applied for a new patent! :)

AlphaRose Update:

In addition to our already growing patent portfolio, I'm excited to announce we've submitted a new provisional patent application; **Our epigenetic platform technology, "Sot Caller."**

What is it? Imagine our DNA is like a recipe book for our bodies. Sometimes, there might be a typo in the recipe (a genetic disease) that causes something to go wrong.

We recently created what we call **"Sense Oligonucleotide Transcriptional Callers" (SOT Callers)**. Think of SOT Callers like little helpers that can go into the recipe book and adjust how certain recipes are used.

Here's an explanation:

- DNA and Genes: Our DNA contains genes, which are instructions for making proteins that do all sorts of jobs in our bodies.
- Genetic Diseases: When there's a mistake in a gene, it can lead to a genetic disease.
- SOT Callers: These are designed to find specific places in our DNA and influence how genes are "read" or used.
- How They Work: SOT Callers can attract certain molecules in the cell (like transcription factors) that can either turn a gene "up" (make it more active) or "down" (make it less active). It's like adjusting the volume knob on a radio.
- Impact on Genetics: If a genetic mutation causes a gene to be too active or not active enough, SOT Callers could potentially be used to adjust the gene's activity and help treat a number of different diseases. (*This technology is in an early research stage, and we will continue to develop it for it's potential use in genetic diseases.)*

In the simplest of terms, SOT Callers are like a tool that can help fine-tune the way our genes work.

How do you think this could affect humans in the future? We believe that controlling gene expression could have a significant impact, potentially contributing to advancements in disease treatment, health optimization, and longevity! *(pending further research and validation)*

Sign up to join our next "Intro to AlphaRose Live" for June 25th at 11:00am CST Here!

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

06.06.25

How we go fast

I Learned Drug Development From Other Families



I've watched families together with scientists make impactful genetic treatments at lighting speed. Going from diagnosing the patient, to designing the drug, to treating them in a clinical trial in less than a year. Based on our observations, this is highly unprecedented. Just look at the stories of the ASO for Mila ,"Milasen," or the CRISPR medicine made for KJ.

I learned this process through the lens of those that did it successfully. Scientists and families that had a level of unprecedented urgency, because they knew the patient's name, and their family. **Our scientists we work with have contributed to over 15 medicines in the clinic.**

Technology is useless if we don't tailor it to the real need of what it solves. AlphaRose wants to take this model that's been developing over the last decade and automate it as a process. We already have a proprietary process in ASO drug discovery and drug design that gives us speed. When we potentially get Rosiphersen into the clinic, we hope to be developing data sets with our wearable partnerships, and other technologies that could give us even more speed in the clinic.

We aim for Rosiphersen to generate substantial ARR, potentially in the range of 100-700M, (subject to many variables and uncertainties). But that's not good enough for us. Our goal is to utilize our platform to facilitate the development of numerous drugs, with the aspiration of hundreds, and potentially thousands of new medicines over time.

We'd love for you to be apart of this opportunity. Invest today, and let us know why you did in the comments!

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

06.04.25

People Magazine

If you haven't seen it. Check out our story in People Magazine!

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

06.03.25

AlphaRose opening a new market?

AlphaRose Update:


Did you Know?

I imagine one day that one of my family members, or even me, will hear the words from a clinician that I heard about Rose, “There’s nothing we can do, there is no cure, good luck!” Whether it’s cancer, neurodegenerative, or heart disease. It happens all the time. 1.1

We built a healthcare system over the last century many call “population based medicine.” It’s the concept of one drug for many people, and we see how successful that can be with medicines like the GLPs. But, in reality, these are a small population of diseases, often heavy competition in this space, can take a decade to develop, and can go into the billions to make. These drugs have been said to have a 5-10% chance of ever actually getting approved. But what if we could lower that risk, and accelerate the timeline, while making more impact with the medicines we create?

Our team believes we can. We already have a system that creates rapid proof of concept ASOs, we have a portfolio of patents on our new chemistry, and

Many experts believe that genetic sequencing, genetic medicines, and AI have given way to this new path. The idea that we can tailor medicines to our unique genetics is a reality, as we see with Milasen, Afinursen, Jacifusen, and many others. My daughter Rose is just one of millions of other children and adults that require a tailored medicine to their disease. In Rose’s case, it’s 150 known patients. In other cases it may be only one.

I believe we must build a healthcare system where genetic treatments are a rapid process to be approved, not one drug at a time. Our scientists, clinicians, and patients believe this is possible with genetic medicine technology now. We believe that success in this field could potentially contribute to a significant untapped market opportunity for personalized genetic medicines.

It starts with one Rose. We build our model around patients just like Genzyme did.

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.28.25

Where we will be treating children

We were exhausted, but full of hope! I took Rose up to Children's Colorado to meet with the physician team that will be running our clinical trial. They performed the initial tests to help give Rose a "baseline" of her current way of being. This allows us to compare that data, to the new data after our treatment. It's a critical step towards seeking drug approval, which could potentially lead to revenue and sustainability. Approval is not guaranteed, but our highly experienced regulatory and commercial teams are excited and hopeful at the progress we are making.


STOP

I took this picture leaving the hospital with Rose. She's excited. All we have to do is reach our fundraising goal and we can pull the trigger. Are you in?

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.23.25

Closing Soon! Have questions? Meet the founders.

Hi - So much has been happening with AlphaRose! We'd love to share some exciting news, meet you personally, and answer any questions you may have before becoming a partner with us in the future of medicine.

Let's dive into the company LIVE with you on **May 28th 12:30pm CST.**

Sign up below to be a part of this great conversation.

SIGN UP HERE

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

05.08.25

Want to Talk?

Hi - I would love to discuss the company with you if you'd come join an exclusive discussion around AlphaRose and our team.

We're diving into the company LIVE with you on May 14th.

Sign up below to be a part of this great conversation.

SIGN UP HERE

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.07.25

What does investing in AlphaRose mean?

We have so many places to put our capital. But, what does it really mean to invest in a company?

Investing in AlphaRose means supporting a company with a goal to transform the landscape of pediatric genetic medicine and potentially contributing to advances in personalized genetic medicine. We hope to achieve significant impact in the lives of many.

Our approach leverages our ASO technology, innovative AI and machine learning to identify target genes and predict treatment efficacy, streamlining the development process. We believe we have a robust pipeline with our lead product, Rosiphersen, nearing IND-enabling studies and showing promising results. We believe there is a potential path to profitability based on current strategic partnerships and market analysis.

I think about opening up an entirely new market of medicine, with the effects trickling down to even the experience at the doctors office where we are diagnosing and treating humans based on their specific biology, not just checking the boxes.

When I started this journey the pediatric neurologist told me, “Casey, Rose has a rare genetic disease with no cure and there’s nothing we can do, good luck.” We hope that our efforts, supported by your investment, will lead to different outcomes for future families.

That’s what investing in AlphaRose means.

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.14.25

The AlphaRose Team

I’ve been an entrepreneur all my life. Whether it was music, tech, real estate, building furniture, and even owning a landscaping company. One thing I’ve learned is that you are only as good as your team. AlphaRose has been fortunate enough to have a team that has extensive experience in rare disease, drug development, and building a company that can create massive value. I wanted to take a moment to talk about two of them.

Alan Walts is our Executive Chairman, and co-founder. He helped build Genzyme, a company that sold for 20b to Sanofi. His leadership and mentorship have been instrumental in our business model development, and company formation. He also is passionate about putting patients first, as he saw when he worked with Henri Termeer, that when you do that, the revenue comes, but it comes with the success of treating patients. That is central to what we are building. Alan remains an incredible partner for me to help carry out our vision, and is also one of our first investors in our company.

Masako Nakamura is our Chief Operating Officer and President. She has commercialized over 20 rare disease products globally over her career. She turned down multiple high profile jobs at larger pharma companies in order to help build AlphaRose. Masako believes not only that we can be successful, but patients need a company like AlphaRose. She and I are a great team, and one thing she says in almost every call that reminds us why we do what we do is, “Patients are waiting.” I feel honored and fortunate to have such a superpower on our team.

These are just a couple of our team members I wanted to share with you. If I was investing in a company, I would want to believe that the team has a good chance of doing what they are setting out to do.

I would love for you to become a partner with us in changing healthcare for these children!

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.12.25

Did you know?

Did you know we use antisense oligonucleotide (ASO) technology? They are short strands of synthetic DNA or RNA that can target specific sequences of a gene and control expression. We can design them on a computer, print them out and test them on patient cells in mere days. That's how we made Rosiphersen. That's how we can make many other new drugs for these diseases. Check out the success of the ASO, Spinraza, as it's in the billions. Or Qualsody that treats the ultra rare ALS condition, Stephen Hawking's disease.

Before they commercialized Spinraza, many thought it wasn't going to be successful because it was a rare genetic disease. They were wrong.

The impact of these ASO treatments for many of these patients have been quite life changing. I've talked to some of them. But there are few companies commercializing them. I am excited about being that company, and the opportunity to potentially bring these life changing treatments to the children that need it most.

Always in the fight,

Casey McPherson / CEO

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$599
Tier 1 Perk
Invest $599+ | Invitation to a virtual roundtable on AlphaRose innovations + 5% bonus shares

$1,000
Tier 2 Perk
Invest $1,000+ | Invitation to webinar on the future of personalized medicine + 10% off on related conferences + 7% bonus shares

Select

Select

$5,000

Tier 3 Perk

Invest $5,000+ | Behind-the-scenes lab tour (virtual/IRL, with travel not included) + 10% bonus shares

Select

$10,000

Tier 4 Perk

Invest $10,000+ | Virtual meet and greet with CEO and researchers + AlphaRose hat and T shirt + 12% bonus shares

Select

$20,000

Tier 5 Perk

Invest $20,000+ | Access to exclusive events + Virtual meet and greet with CEO and researchers + 15% bonus shares

Select

$50,000

Tier 6 Perk

Invest $50,000+ | Private one-on-one meeting with CEO, exclusive events + 18% bonus shares

Select

$100,000

Tier 7 Perk

Invest $100,000+ | Private one-on-one meeting with CEO and executive team, exclusive events, invitation to Alpha Rose Private party + 20% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

DA **David Amin**
4 months ago

This is super risky. There are some big players already in this space yet to make. Pharma is 9/10 failure.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

<u>Delaware</u>

The First State

I, CHARUNI P. SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ALPHAROSE THERAPEUTICS INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF JANUARY, A.D. 2025, AT 3:08 O`CLOCK P.M.

Charuni P. Sanchez, Secretary of State

2561998 8100
SR# 20250286897

Authentication: 202800551
Date: 01-28-25

CERTIFICATE OF AMENDMENT NO. 3
TO THE CERTIFICATE OF INCORPORATION
OF ALPHAROSE THERAPEUTICS INC.

AlphaRose Therapeutics Inc., a public benefit corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is AlphaRose Therapeutics Inc. (the "Corporation"), and that this Corporation was originally incorporated pursuant to the General Corporation Law on October 31, 2023 under the name Chrysalis Genetics Inc.

SECOND: That the Board of Directors of the Corporation adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are as follows:

1. Article FOURTH is hereby amended and restated in its entirety to read as follows:

> "**FOURTH:** The total number of shares of stock which the Corporation shall have authority to issue is 20,000,000 shares of Common Stock, $0.001 par value per share."

THIRD: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:08 PM 01/28/2025
FILED 03:08 PM 01/28/2025
SR 20250286897 - File Number 2561998

IN WITNESS WHEREOF, this Certificate of Amendment No. 3 to the Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 28th day of January, 2025.

ALPHAROSE THERAPEUTICS INC.

By: /s/ Casey McPherson
Name: Casey McPherson
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:37 PM 10/31/2023
FILED 12:37 PM 10/31/2023
SR 20233855851 - File Number 2561998

CERTIFICATE OF INCORPORATION
OF
Chrysalis Genetics Inc.
A DELAWARE PUBLIC BENEFIT CORPORATION

FIRST: The name of the corporation is: Chrysalis Genetics Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The Corporation is formed to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL"); the specific public benefit purpose of the Corporation is: Creating treatments for children with ultra rare genetic diseases

FOURTH: The Corporation is authorized to issue a total number of shares of 5,000,000 shares having a par value of $0.0100000 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board (the "Board") and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, Delaware 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this October 31, 2023.

Signed and Attested to by: Michael J. Bell

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:18 PM 01/05/2024
FILED 02:18 PM 01/05/2024
SR 20240046723 - File Number 2561998

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Chrysalis Genetics Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Chrysalis Genetics Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

FOURTH: The Corporation is authorized to issue a total number of shares of 10,000,000 shares having a par value of $0.001 per share. All shares shall be common shares and of one class.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Chrysalis Genetics Inc. has caused this certificate to be signed by its Authorized Officer.

BY: ______________________

Name: Casey McPherson
Authorized Officer

Date: 01/04/2024

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CHRYSALIS GENETICS INC.", CHANGING ITS NAME FROM "CHRYSALIS GENETICS INC." TO "ALPHAROSE THERAPEUTICS INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF DECEMBER, A.D. 2024, AT 4:08 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

2561998 8100
SR# 20244644478

Authentication: 205257914
Date: 12-30-24

**CERTIFICATE OF AMENDMENT NO. 2
TO THE CERTIFICATE OF INCORPORATION
OF CHRYSALIS GENETICS INC.**

Chrysalis Genetics Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Chrysalis Genetics Inc. (the "Corporation"), and that this Corporation was originally incorporated pursuant to the General Corporation Law on October 31, 2023.

SECOND: That the Board of Directors of the Corporation adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are as follows:

1. Article FIRST is hereby amended and restated in its entirety to read as follows:

> "The name of the corporation is AlphaRose Therapeutics Inc. (the "Corporation")."

THIRD: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment No. 2 to the Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 16th day of December, 2024.

CHRYSALIS GENETICS INC.

By: /s/ Casey McPherson
Name: Casey McPherson
Title: Chief Executive Officer